SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February 2002

METSO CORPORATION
(Translation of registrant's name into English)

Fabianinkatu 9 A
P.O.Box 1220
00101 Helsinki, Finland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ....X.... Form 40-F ....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .... No ....X....

metso

METSO'S BOARD OF DIRECTORS' PROPOSALS TO THE ANNUAL GENERAL MEETING ON MARCH 27, 2002

(Helsinki, Finland, February 7, 2002) – Metso Corporation's (NYSE: MX; HEX: MEO) Board of Directors has desiced to propose to the Annual General Meeting, planned to take place on March 27, 2002, that the Board is authorized to resolve to repurchase and dispose Metso shares and to increase the share capital by issuing new shares, convertible bonds and/or stock options.

Authorization of the Board to resolve to repurchase Metso shares

The Board of Directors to be authorized to resolve to repurchase the Company's shares within one year of the shareholders' meeting using funds available for distribution of profits, provided that the combined par value of the shares thus acquired and the total par value of own shares held by the Company correspond to no more than 5 percent of the Company's total share capital at the moment of repurchasing. The Board of Directors may also propose the cancellation of the acquired shares by reducing the share capital.

The authorization entitles the Board to repurchase the Company's shares for use as consideration in acquisitions or in financing investments, as incentives for key persons or to be disposed in other ways or to be cancelled. According to the decision of the Board, the shares are to be acquired through public trading on the Helsinki Exchanges, at the share price prevailing on the day of acquisition. The purchase price will be paid to the sellers within the payment period stipulated by the rules of the Helsinki Exchanges and the Finnish Central Securities Depository Ltd.

Since the maximum amount of the shares to be repurchased is 5 percent of the total amount of the shares and voting rights of the Company, and as the Company has only one series of shares, the repurchase of the shares will have no material impact on the distribution of the ownership of shares and the voting rights of the Company.

It is proposed that the authorization given to the Board at the Annual General Meeting on March 28, 2001, to repurchase the Company's shares, be cancelled.

Authorization of the Board to resolve to dispose Metso shares

The Board of Directors will be authorized, within one year of the shareholders' meeting, to resolve to dispose the Company's shares acquired by the Company. The authorization will cover the disposal of all shares repurchased on the basis of the authorizations given to the Board.

The authorization will entitle the Board to resolve to whom and in which order the shares are disposed. The Board may dispose the shares as consideration in acquisitions or in financing investments and as incentive for key persons or dispose the shares through public trading.

It is proposed that the authorization given to the Board at the Annual General Meeting on March 28, 2001, to dispose its shares, be cancelled.

metso

Authorization of the Board to increase the share capital by issuing new shares, convertible bonds and/or stock options

The Board proposes that it be authorized, within one year of the shareholders' meeting, to resolve on increasing the share capital by issuing new shares, convertible bonds, and/or stock options in one or more issues. The increase of the share capital through issuance of new shares, subscription of shares pursuant to conversion of convertible bonds into shares and/or subscription of shares pursuant to stock options may amount to an aggregate maximum of 12,500,000 new shares with a par value of EUR 1.7 each and to a maximum aggregate increase of share capital of EUR 21,250,000.

The share capital may be increased by disapplying shareholders' pre-emptive rights to subscribe for new shares, convertible bonds or stock options, and to resolve on the subscription prices and the other terms and conditions of subscription, and the terms and conditions of the convertible bonds and/or stock options. The shareholders' pre-emptive rights to subscribe can be disapplied provided that the Company has important financial grounds for doing so, such as financing or execution of acquisitions, or other arrangements or other development of the Company's business operations. The Board may not deviate from the shareholders' pre-emptive subscription rights for the benefit of a person belonging to the inner circle of the Company. The Board will also be entitled to resolve that the shares can be subscribed for in exchange for property in kind, or otherwise on certain conditions.

It is proposed that the authorization given to the Board at the Annual General Meeting on March 28, 2001 to increase the share capital by issuing new shares, convertible bonds and/or stock options, be cancelled.

Metso Corporation is a global supplier of process industry machinery and systems, as well as know-how and aftermarket and services. The corporation's core businesses are fiber and paper technology (Metso Paper), rock and mineral processing (Metso Minerals) and automation and control technology (Metso Automation). In 2001, the net sales of Metso Corporation were EUR 4.3 billion and the personnel totaled approximately 30,000. Metso Corporation is listed on the Helsinki and New York Stock Exchanges.

For additional information, please contact:
Harri Luoto, Senior Vice President, General Counsel, Metso Corporation,
tel. +358 204 843 240

or

Helena Aatinen, Senior Vice President, Corporate Communications, Metso Corporation, tel. +358 20 484 3004
USA: Mike Phillips, Vice President, Finance and Administration, Metso USA, Inc.,
tel. +1 617 369 7850.

metso

Metso Corporation Financial Statements 2001
PROFIT IMPROVED CLEARLY ON THE PREVIOUS YEAR

(Helsinki, Finland, February 7, 2002)

- Metso's (NYSE: MX; HEX: MEO) earnings per share excluding nonrecurring items and amortization of goodwill were EUR 1.26 (EUR 0.91). Earnings per share were EUR 1.09 (EUR 0.90 in 2000).
- The Corporation's net sales were EUR 4,343 million (EUR 3,891 million).
- Operating profit before nonrecurring items and amortization of goodwill was EUR 270 million (EUR 197 million). Operating profit was EUR 246 million (EUR 200 million).
- Income before extraordinary items and taxes was EUR 222 million (EUR 180 million).
- New orders totaling EUR 3,778 million (EUR 4,268 million) were received. The Corporation's order backlog at the end of the year was EUR 1,772 million (EUR 1,907 million).
- The Board of Directors proposes to the Annual General Meeting scheduled for March 27, 2002 that a dividend of EUR 0.60 (EUR 0.60) be distributed.

In 2001, Metso's net sales increased by 12 percent on the previous year and operating profit before nonrecurring items and amortization of goodwill was up 37 percent. Metso Paper's net sales increased by 10 percent on the previous year and profit improved due to growth in the share of aftermarket services, more efficient project implementation and the synergy benefits achieved by the merger creating Metso. Metso Minerals' net sales increased by 63 percent on the previous year, mainly due to the Svedala acquisition completed in September, 2001. Metso Minerals' profit was affected by the market situation, the Svedala acquisition process and the intensive integration of businesses at the end of the year. However, the integration is proceeding according to plan. Metso Automation's net sales increased by 8 percent, but profitability was weakened mainly by the restructuring of North American operations, the disruption this caused to business and weak demand in the North American market.

Through the Svedala acquisition Metso expanded rock and mineral processing into another global leader, alongside fiber and paper technology, giving better balance to the corporate structure. Although the estimated EUR 70 million in annual synergy benefits arising from the merger of Metso Minerals and the acquired businesses are expected to be fully realized in 2003, about half of these benefits should be attained in 2002. The cost of acquiring the shares of Svedala was EUR 944 million. The acquisition price, including Svedala's net liabilities, was EUR 1,371 million.

In 2001, the value of new orders received by Metso was 11 percent down on the previous year. However, despite the uncertainty in the main markets in Europe and North America in the second half of the year, the intake of new orders in the last quarter was stronger than in the two preceding quarters.

"Metso's market environment is expected to remain uncertain in the coming months, particularly in North America, and no significant changes are anticipated in the European markets. As a whole, the demand for Metso's products is expected to remain at a satisfactory level in all business areas," said **Tor Bergman**, President and CEO of Metso Corporation.

February 7, 2002

Despite the factors of economic uncertainty, it is estimated that Metso's prospects for favorable profitability development in 2002 to be good. The estimate is based on the good order backlog, the demand outlook and several implemented and ongoing cost efficiency improvement projects. Among the most important goals for 2002 are ensuring the successful integration of Metso Minerals, improving the Corporation's profitability and increasing the share of know-how and aftermarket services in line with the Metso Future Care business concept.

Metso Corporation is a global supplier of process industry machinery and systems, as well as know-how and aftermarket and services. The corporation's core businesses are fiber and paper technology (Metso Paper), rock and mineral processing (Metso Minerals) and automation and control technology (Metso Automation). In 2001, the net sales of Metso Corporation were EUR 4.3 billion and the personnel totaled approximately 30,000. Metso Corporation is listed on the Helsinki and New York Stock Exchanges.

For additional information, please contact:
Sakari Tamminen, Executive Vice President and CFO, Metso Corporation,
tel. +358 20 484 3010
Anna-Mari Tiilikainen, Investor Relations Manager, Metso Corporation, tel. +358 20 484 3273

ATTACHMENTS
Metso Corporation's Financial Statements Release

or

Helena Aatinen, Senior Vice President, Corporate Communications, Metso Corporation, tel. +358 20 484 3004
USA: Mike Phillips, Vice President, Finance and Administration, Metso USA, Inc.,
tel. +1 617 369 7850.

Financial Statements Review 2001

metso

Financial Statements Review 2001

Key figures

(In millions)	10-12/01 EUR	10-12/00 EUR	1-12/01 EUR	1-12/00 EUR
Net sales	**1,437**	1,156	**4,343**	3,891
Operating profit before nonrecurring items and amortization of goodwill	**71**	63	**270**	197
% of net sales	**4.9**	5.4	**6.2**	5.1
Operating profit	**75**	73	**246**	200
% of net sales	**5.2**	6.3	**5.7**	5.1
Earnings/share excluding nonrecurring items and amortization of goodwill, EUR	**0.22**	0.29	**1.26**	0.91
Earnings/share, EUR	**0.26**	0.32	**1.09**	0.90
Orders received	**1,169**	1,088	**3,778**	4,268
			31.12.01	31.12.00
Order backlog			**1,772**	1,907
Equity to assets ratio, %			**31.1**	45.4
Gearing, %			**84.8**	(3.7)

Svedala, acquired by Metso on September 14, 2001 is included in the figures for the last quarter of 2001. Timberjack, the forest machine group divested on April 28, 2000, is included in the figures for January-April of the comparison year, 2000.

Markets

In 2001, Metso's net sales rose and the result continued to improve. Despite the slowdown in economic growth, demand for Metso's products was at quite a good level in the first months of the year under review. In the second half, although there was growing uncertainty in Metso's main markets in Europe and North America, the orders received remained satisfactory.

The markets for fiber and paper technology products were satisfactory in Europe but weakened in North America, especially in the second half of the year. New paper machine investment projects were pending mainly in China and also somewhat in Europe. The demand for aftermarket services remained good.

The demand for rock and mineral processing products supplied to the civil engineering industry was relatively good in Europe, except for Germany. However, the market situation in North America weakened clearly during 2001. The demand for mining industry products was quiet in North America, but continued at the previous year's level in the Southern Hemisphere.

The demand for automation and control technology products in Europe was good in the first half of the year and satisfactory in the second half. In North America, there was a clear weakening in demand.

Orders received and order backlog

In 2001, Metso received new orders worth EUR 3,778 million, or 7 percent less than in the comparison year (excluding the divested Timberjack). 50 percent of new orders originated from Europe, 24 percent from North America, 16 percent from Asia-Pacific, 6 percent from South America and 4 percent from the rest of the world.

The value of orders received by Metso Paper was 26 percent lower than in the comparison year. Orders for new paper making lines were received from China and Europe. Otherwise, orders were focused mainly on rebuilds of pulp and paper making lines and aftermarket services. The value of orders received by Metso Minerals increased 56 percent on the comparison year, largely due to the Svedala acquisition. The orders received by Metso Automation were 4 percent up on the comparison year. The orders of Metso Ventures, too, increased by 10 percent on the comparison year, especially due to wind turbine gears.

At the end of the year, Metso's order backlog was 7 percent lower than in the comparison year, totaling EUR 1,772 million.

Net sales

Metso's net sales were EUR 4,343 million, an increase of 17 percent over the comparison year (excluding Timberjack). Of the Corporation's net sales, 57 percent originated from Metso Paper's, 20 percent from Metso Minerals', 15 percent from Metso Automation's and 8 percent from Metso Ventures' deliveries.

Exports and operations outside Finland accounted for 87 percent of the Corporation's net sales, totaling EUR 3,764 million. 51 percent of net sales came from Europe, 26 percent from North America, 12 percent from Asia-Pacific, 8 percent from South America and 3 percent from the rest of the world.

Sales between business areas, of EUR 131 million, have been eliminated from the Corporation's net sales.

Result

Metso's results improved on the previous year. The consolidated income before extraordinary items and income taxes was EUR 222 million (EUR 180 million). In particular, Metso Paper's results improved due to increased deliveries and the efficient implementation of projects. Metso Minerals' results were burdened by a weakened market, the Svedala acquisition process and the intensive integration of businesses during the end of the year. Metso Automation's results weakened, particularly in North American operations. The Corporation's operating profit was EUR 246 million, which was 5.7 percent of net sales.

Nonrecurring restructuring and other expenses totaled EUR 43 million, while nonrecurring gains from the sale of shares totaled EUR 47 million.

The Corporation's net financial expenses were EUR 24 million, and included dividends received totaling EUR 12 million and expenses of EUR 5 million for temporary financing arranged for the Svedala acquisition.

Reported in extraordinary expenses are accounting adjustments of EUR 8 million, net of tax, related to Metso Automation's U.S. operations and Metso Engineering's German operations in earlier years.

Net income excluding extraordinary items was EUR 149 million. Earnings per share were EUR 1.09 and, excluding nonrecurring items and amortization of goodwill, EUR 1.26. The return on capital employed (ROCE) was 12.3 percent and the return on equity (ROE) was 10.4 percent.

The Corporation's tax rate was 32.4 percent (32.8%).

Businesses

Key figures for Metso Paper

(In millions)	1-12/01 EUR	1-12/00 EUR	Change %
Net sales	2,521	2,286	10
Operating profit before nonrecurring items and amortization of goodwill	188.9	109.8	72
% of net sales	7.5	4.8	
Operating profit	163.4	106.4	54
% of net sales	6.5	4.7	
Orders received	1,970	2,648	(26)
Order backlog Dec. 31	1,043	1,603	(35)

Metso Paper's net sales increased by 10 percent on the comparison year and totaled EUR 2,521 million. Net sales increased in the pulping technology and paper technology groups due to large project deliveries and growth in service operations. The net sales of the other businesses group fell due to weak market demand for panelboard technology products. The operating profit before nonrecurring items and amortization of goodwill improved by 72 percent on the comparison year and was EUR 188.9 million. Metso Paper's nonrecurring expenses were EUR 14.9 million, caused by the closure of Paper Technology's Charlotte unit and the transfer of operations to other units in the United States (EUR 12.9 million), and by the restructuring of Pulping Technology's operations in Sweden (EUR 2.0 million). Contributing to the considerable improvement in profitability were an increase in the share of aftermarket services, more efficient project implementation and the synergy benefits achieved by the merger creating Metso. The order backlog of Metso Paper at the end of the year was 35 percent lower than at the end of 2000 and stood at EUR 1,043 million.

Key figures for Metso Minerals

(In millions)	1-12/01 EUR	1-12/00 EUR	Change %
Net sales	913	561	63
Operating profit before nonrecurring items and amortization of goodwill	44.6	30.2	48
% of net sales	4.9	5.4	
Operating profit	14.7	27.7	(47)
% of net sales	1.6	4.9	
Orders received	873	560	56
Order backlog Dec. 31	499	100	399

Metso Minerals' net sales were EUR 913 million, a 63 percent increase on the comparison year. The increase in net sales was mainly due to the Svedala acquisition completed in September. The operating profit before nonrecurring items and amortization of goodwill increased by 48 percent on the previous year and was EUR 44.6 million. Metso Minerals' nonrecurring expenses of EUR 16.0 million were mainly caused by measures related to integration or preparations for them. The order backlog at the end of the year was EUR 499 million.

Key figures for Metso Automation

(In millions)	1-12/01 EUR	1-12/00 EUR	Change %
Net sales	693	644	8
Operating profit before nonrecurring items and amortization of goodwill	28.7	45.5	(37)
% of net sales	4.1	7.1	
Operating profit	17.3	45.0	(62)
% of net sales	2.5	7.0	
Orders received	676	651	4
Order backlog Dec. 31	182	197	(8)

Metso Automation's net sales increased by 8 percent on the comparison year and totaled EUR 693 million. The net sales growth was due to the project orders received in the first months of the year, growth in service operations and the acquisitions made at the end of 2000. Metso Automation's operating profit before nonrecurring items and amortization of goodwill fell 37 percent from the comparison year and totaled EUR 28.7 million. Profitability was weakened mainly by the restructuring of North American operations and the disturbances this caused to business. The nonrecurring expenses that resulted from restructuring totaled EUR 8.5 million. The order backlog shrank 8 percent compared with the order backlog at the end of 2000, and totaled EUR 182 million at the end of 2001.

Key figures for Metso Ventures

(In millions)	1-12/01 EUR	1-12/00 EUR	Change %
Net sales	347	313	11
Operating profit	35.4	26.3	35
% of net sales	10.2	8.4	

The net sales of Metso Engineering, which is part of Metso Ventures, increased by 9 percent on the comparison year, totaling EUR 211 million. The growth was due primarily to increased deliveries of wind turbine gears and machine building services. Metso Engineering's operating profit declined 25 percent on the comparison year and totaled EUR 8.0 million. Orders received were EUR 234 million (EUR 218 million in 2000). The order backlog at the end of the year was 31 percent higher than at the end of 2000, totaling EUR 98 million (EUR 75 million).

The net sales of Valmet Automotive, also part of Metso Ventures, increased 14 percent on the comparison year and totaled EUR 136 million. The operating profit clearly improved and was EUR 27.4 million. In 2001, 41,916 cars were manufactured (38,468 cars in 2000).

Cash flow and balance sheet

Metso's net cash provided by operating activities was EUR 235 million. Net interest-bearing liabilities totaled EUR 1,251 million. The acquisition of Svedala completed in September raised the amount of net interest-bearing liabilities by EUR 1,371 million. Gearing, i.e. the ratio of net interest-bearing liabilities to shareholders' equity, was 84.8 percent. The Corporation's equity to assets ratio was 31.1 percent.

Metso's objective is to return the gearing ratio to less than 50 percent by the end of the first quarter of 2003. It is intended to be accomplished by selling non-core assets and businesses and by releasing working capital tied up in inventories and accounts receivable, especially in Metso Minerals.

Financing

In November, Metso launched a EUR 500 million inaugural Eurobond offering which will mature on December 11, 2006. The issue was priced at a re-offer spread of 200 bps versus mid-swaps over five years and pays a coupon of 6.25 percent. The issue was used for the refunding of certain bank loans taken for the acquisition of Svedala.

Standard & Poors have given Metso the rating BBB+ for long-term loans and A-2 for short-term loans. Moody's Investors Service have granted Baa2 for long-term loans.

The Corporation's financial situation after the Svedala acquisition is stable. Cash in the bank and line of credit facilities are sufficient to cover fluctuations in the cash flows of the businesses.

Capital expenditure, acquisitions and divestments

Gross capital expenditure totaled EUR 982 million (EUR 313 million), which includes the Svedala acquisition, EUR 804 million, net of cash acquired, EUR 139 million.

The development of Metso Paper's know-how and aftermarket services continued strongly in 2001. Metso opened two service centers in China and the U.S. and decided on the opening of two new centers in Finland.

During the report year, investments were made in Metso Minerals' production facilities in China. The production plant in Tianjin mainly manufactures crushers and screening units, while that in Wuxing focuses on compaction and paving equipment, including rolling and paving machines.

In May, Metso acquired Valvcon Corporation from the U.S. and, in August, Pulpexpert from Finland, in order to strengthen Metso Automation's product range and market position. In December, Metso purchased Raisio Chemicals' minority interest in Valmet Raisio Oy, thus raising its holding in the company from 51 percent to 100 percent.

In October, Metso sold a 10 percent interest in Valmet Automotive, a contract manufacturer of specialty cars, to ThyssenKrupp Automotive AG, one of the world's biggest automotive systems suppliers. ThyssenKrupp Automotive has an option to acquire the total stock of Valmet Automotive during the next two years.

Acquisition and integration of Svedala

In June 2000, Metso made an offer to acquire Svedala. European and US competition authorities examined the effects of the acquisition and, in September 2001, gave clearance on certain conditions. Metso made efficient use of the long period of examination required by the competition authorities and, immediately the acquisition was completed on September 14, 2001, began the swift integration of the acquired businesses into Metso Minerals.

The cost of acquiring the shares of Svedala Industri AB was EUR 944 million. The acquisition price, net of Svedala's interest-bearing debt, was EUR 1,371 million. The acquisition was financed with cash assets and a syndicated bank loan.

The estimated EUR 70 million in annual synergy benefits arising from the merger of Svedala and Metso Minerals are expected to be fully realized in 2003. About half of these benefits are expected to be attained in 2002. It is estimated that the elimination of administration overlaps will bring synergy benefits of about EUR 10 million, the streamlining of the distribution network EUR 30 million and the consolidation of manufacturing capacity a further EUR 20 million. The final EUR 10 million will derive from purchasing and logistics.

The remedy packages of disposals agreed to obtain clearance from the competition authorities were in line with Metso's expectations. Metso sold to Sandvik AB certain parts of Svedala's crushing and screening operations, the total net sales of which amounted to about EUR 150 million in 2000 and which employed about 900 people. The crushing and screening operations were transferred to Sandvik on October 1, 2001. In addition, Metso sold its grinding mill operations to Outokumpu Mintec Oy. The annual net sales of the grinding mill operations were about EUR 25 million and they employed about 30 people. The grinding mill operations were transferred to Outokumpu on September 20, 2001.

Following the Svedala acquisition, restructuring expenses of EUR 62 million (EUR 81 million, net of tax benefits of EUR 19 million) were recognized in the goodwill of Metso Minerals. The remaining EUR 7 million was reported under nonrecurring expenses in the income statement.

Research and development

Metso's research and development expenditure totaled EUR 150 million (EUR 127 million), representing 3.5 percent of the Corporation's net sales.

Personnel

On December 31, 2001, Metso Corporation employed 30,242 persons (22,024), 37 percent more than at the end of the comparison year. Personnel increased the most in Metso Minerals, as a result of the Svedala acquisition. The Corporation employed 37 percent of the total personnel in Finland, 12 percent in other Nordic countries, 17 percent in other European countries, 19 percent in North America, 4 percent in Asia-Pacific, 6 percent in South America and 5 percent in the rest of the world. Total salaries and wages amounted to EUR 936 million.

Changes in corporate management

Executive Vice Presidents were appointed for Metso Paper and Metso Minerals, effective from October 1, 2001. Arto Aaltonen, President of Metso Automation, was appointed Executive Vice President of Metso Paper. He is responsible for fiber technology, business area development and customer relations development. Matti Kähkönen, formerly Division President of Metso Automation's Field Systems Division, was appointed President of Metso Automation. Vesa Kainu, formerly President of Metso Paper Service, was appointed Executive Vice President of Metso Minerals. He is responsible for aftermarket operations and their development. Tapio Kuisma was appointed as the new President of Valmet Automotive.

The composition of Metso's Executive Board changed, as of October 1, 2001. Tor Bergman, Metso's President and CEO, continued as the Chairman of the Executive Board and Sakari Tamminen, Metso's Executive Vice President and CFO, continued as its Vice-Chairman. The other members of the Executive Board are now Juhani Pakkala, President of Metso Paper, Arto Aaltonen, Executive Vice President of Metso Paper, Matti Kähkönen, President of Metso Automation, Olli Vaartimo, President of Metso Minerals and Harri Luoto, the Corporation's General Counsel.

Board of Directors and Auditors

Metso Corporation's Annual General Meeting on March 28, 2001 re-elected Pertti Voutilainen as Chairman of the Board. Mikko Kivimäki continued as Vice Chairman and Heikki Hakala, Juhani Kuusi, Jaakko Rauramo, Markku Tapio, and Pentti Mäkinen, who was proposed by the personnel, were re-elected as Board Members. The firm of SVH PricewaterhouseCoopers, Authorized Public Accountants, was re-elected as the Corporation's auditor, with the responsible auditors being Lars Blomquist and Heikki Lassila.

Decisions of the Annual General Meeting

Metso Corporation's Annual General Meeting on March 28, 2001 accepted the proposals of the Board of Directors concerning the amendment of article 10 of the Articles of Association, the authorizations to repurchase and assign the Corporation's own shares and to increase the share capital by a rights issue and the issue of options. The Annual General Meeting decided on issuing options to key personnel in Metso Corporation on conditions equal to those of the option program decided at Metso's Annual General Meeting of March 29, 2000. The number of shares that can be subscribed for on the basis of the options is 1,000,000 shares, of which 675,000 have been issued to the personnel and 325,000 are held by Metso's subsidiary, Metso Capital Ltd.

The Annual General Meeting authorized the Board of Directors to decide, within one year of the Annual General Meeting, on the repurchase and assignment of the Corporation's own shares and on increasing the share capital. The Corporation's own shares can be repurchased for use as payment in acquisitions or in financing investments.

Shares

The number of Metso Corporation shares on December 31, 2001 was 136,250,545 and the shareholders' equity was EUR 231,625,926.50.

In the year under review, 52 million Metso Corporation shares were traded on the Helsinki Exchanges, corresponding to a value of EUR 579 million. The share price on December 31, 2001 was EUR 11.80. The highest quotation was EUR 14.10 and the lowest EUR 7.81. The Corporation's market capitalization in the Helsinki Exchanges on December 31, 2001 was EUR 1,608 million. Metso's ADR turnover on the New York Stock Exchange in 2001 amounted to USD 10 million. The price of an ADR on December 31, 2001 was USD 10.45. The highest quotation was USD 11.30 and the lowest USD 7.68.

In 2001, none of the Corporation's own shares were acquired. On December 31, 2001 the Corporation held 60,841 of its own shares, their acquisition price totaling EUR 654,813 (EUR 10.76/share).

Short-term outlook

Metso's market environment is expected to remain uncertain in the coming months, particularly in North America, and no significant changes are anticipated in the European markets. As a whole, the demand for Metso's products is expected to remain at a satisfactory level in all business areas.

Despite the factors of economic uncertainty, we estimate Metso's prospects for favorable profitability development in 2002 to be good. The estimate is based on the good order backlog, the demand outlook and several implemented and ongoing cost efficiency improvement projects.

Board of Directors' proposal for the distribution of profit

The consolidated distributable funds of Metso Corporation on December 31, 2001 was EUR 917 million. The parent company's distributable funds totaled EUR 662 million. On December 31, 2001, a total of 136,189,704 Metso shares giving entitlement to full dividends for 2001 were held outside the Corporation.

Metso Corporation's Board of Directors proposes to the Annual General Meeting that a dividend of EUR 0.60 per share be distributed.

Annual General Meeting

The Annual General Meeting of Metso Corporation will be held on 12.00 noon on Wednesday, March 27, 2002 at the Marina Congress Center in Helsinki.

Helsinki, February 7, 2002

Metso Corporation's Board of Directors

Pertti Voutilainen
Mikko Kivimäki
Heikki Hakala
Juhani Kuusi
Pentti Mäkinen
Jaakko Rauramo
Markku Tapio

It should be noted that certain statements herein which are not historical facts, including, without limitation, those regarding expectations for general economic development and the market situation, expectations for customer industry profitability and investment willingness, expectations for company growth, development and profitability and the realization of synergy benefits and cost savings, and statements preceded by "expects", "estimates", "forecasts" or similar expressions, are forward-looking statements. Since these statements are based on current decisions and plans and currently known factors, they involve risks and uncertainties which may cause the actual results to materially differ from the results currently expected by the company. Such factors include, but are not limited to: (1) general economic conditions, including fluctuations in exchange rates and interest levels, which influence the operating environment and profitability of customer industries and groups and thereby the orders received by the company and their margins; (2) the competitive situation, especially significant technological solutions developed by competitors in the company's business areas; (3) the company's own operating conditions, such as the success of production, product development and project management and their continuous development and improvement; and (4) the success of pending and future acquisitions and restructuring and changes in the company's business strategy.

(The review is unaudited)

Consolidated statements of income

(Millions)	10-12/2001 EUR	10-12/2000 EUR	1-12/2001 EUR	1-12/2000 EUR
Net sales	1,437	1,156	4,343	3,891
Cost of goods sold	(1,052)	(860)	(3,200)	(2,901)
Gross profit	385	296	1,143	990
Selling, general and administrative expenses	(314)	(233)	(873)	(793)
Operating profit before nonrecurring operating items and amortization of goodwill	71	63	270	197
Nonrecurring operating income and expenses	20	14	4	18
Amortization of goodwill	(16)	(4)	(28)	(15)
Operating profit	75	73	246	200
Financial income and expenses	(25)	(6)	(24)	(20)
Income before extraordinary items and income taxes	50	67	222	180
Extraordinary income and expenses	(3)	(7)	(8)	268
Income before taxes	47	60	214	448
Income taxes	(17)	(25)	(72)	(59)
Minority interests	3	1	(1)	0
Net income	33	36	141	389

Consolidated balance sheets

(Millions)	Dec 31, 2001 EUR	Dec 31, 2000 EUR
Fixed assets and financial assets		
Intangible assets	1,094	262
Tangible assets	886	670
Financial assets	215	238
Current assets		
Inventories	949	699
Receivables	1,686	1,210
Cash and cash equivalents	212	485
Total assets	5,042	3,564
Share capital	232	230
Other shareholders' equity	1,237	1,195
Minority interests	7	8
Long-term liabilities	1,362	507
Current liabilities	2,204	1,624
Total shareholders' equity and liabilities	5,042	3,564
Net interest-bearing liabilities		
Long-term interest-bearing liabilities	1,179	428
Short-term interest-bearing liabilities	389	120
Cash and cash equivalents	(212)	(485)
Other interest-bearing assets	(105)	(116)
Total	1,251	(53)

Consolidated statements of cash flows

(Millions)	10-12/2001 EUR	10-12/2000 EUR	1-12/2001 EUR	1-12/2000 EUR
Cash flows from operating activities				
Net income	33	36	141	389
Adjustments to reconcile net income to net cash provided by operating activities				
Depreciation and amortization	56	36	149	128
Gain on sale of Timberjack, net of tax	-	-	-	(275)
Other	(44)	33	(42)	30
Change in net working capital	39	(29)	(13)	28
Net cash provided by (used in) operating activities	84	76	235	300
Cash flows from investing activities				
Capital expenditures on fixed assets	(64)	(38)	(154)	(111)
Proceeds from sale of fixed assets	6	22	18	41
Acquisition of Svedala, net of cash acquired	-	-	(804)	-
Other business acquisitions, net of cash acquired	(13)	(6)	(24)	(186)
Sale of Timberjack and tax consequences	(28)	(11)	(85)	591
Investments in (+) / proceeds from (-) sale of shares and marketable securities	73	(25)	106	(26)
Net cash provided by (used in) investing activities	(26)	(58)	(943)	309
Cash flows from financing activities				
Dividends paid	-	-	(81)	(54)
Net funding	(191)	(26)	446	(240)
Other	30	(13)	68	10
Net cash provided by (used in) financing activities	(161)	(39)	433	(284)
Effect of changes in exchange rates on cash and cash equivalents	8	(8)	2	1
Net increase (decrease) in cash and cash equivalents	(95)	(29)	(273)	326
Cash and cash equivalents at beginning of period	307	514	485	159
Cash and cash equivalents at end of period	212	485	212	485

Consolidated statement of changes in shareholders' equity

(Millions)	Number of shares (thousands)	Share capital (par value EUR 1.70 per share)	Share premium reserve EUR	Legal reserve EUR	Cumulative translation adjustments EUR	Reserve for own shares EUR	Other reserves EUR	Retained earnings EUR	Total EUR
Balance at Dec 31, 2000	135,562	230	8	220	46	1	202	718	1,425
Dividends	-	-	-	-	-	-	-	(81)	(81)
Share issue (option rights)	689	2	6	-	-	-	-	-	8
Translation differences	-	-	-	-	(21)	-	-	-	(21)
Other	-	-	-	1	-	-	-	(4)	(3)
Net income	-	-	-	-	-	-	-	141	141
Balance at Dec 31, 2001	136,251	232	14	221	25	1	202	774	1,469

The distributable funds of Metso Corporation at December 31, 2001 consist of retained earnings (EUR 774 million) excluding accelerated depreciation and untaxed reserves (EUR 59 million), and other reserves (EUR 202 million), totaling EUR 917 million. At the end of the period Metso Corporation possessed 60,841 of its own shares.

The impact on net income by nonrecurring items and amortization of goodwill

(Millions)	1-12/2001 EUR	1-12/2000 EUR
Restructuring expenses		
Metso Paper	(14.9)	(7.0)
Metso Minerals	(16.0)	-
Metso Automation	(8.5)	-
Other expenses		
Headquarters and other	(3.8)	-
Nonrecurring operating expenses	(43.2)	(7.0)
Pension refunds of Swedish companies		
Metso Paper	-	13.0
Metso Minerals	-	0.2
Metso Automation	-	1.0
Gain on sale of listed and other shares		
Headquarters and other	46.9	10.4
Nonrecurring operating income	46.9	24.6
Nonrecurring operating income and expenses, net	3.7	17.6
Amortization of goodwill	(27.9)	(15.1)
Expenses related to the temporary financing of the Svedala acquisition (incl. in financing expenses)	(4.9)	-
Nonrecurring income and expenses, total	(29.1)	2.5
Tax effect	5.4	(3.9)
The impact of nonrecurring items and amortization of goodwill on net income	(23.7)	(1.4)
Earnings/share, EUR	1.09	0.90
The impact of nonrecurring items and amortization of goodwill on earnings/share	0.17	0.01
Earnings/share excl. nonrecurring items and amortization of goodwill, EUR	1.26	0.91

The purchase price and goodwill of the Svedala acquisition

(Millions)	EUR
Shares (48,011,998 shares à SEK 184.39 = 8,853 MSEK / 9.59)	923
Premium on the convertible debenture loan	1
Other direct acquisition costs	19
Acquisition cost	**943**
Svedala's equity at acquisition	183
Goodwill included in the Svedala companies' balance sheets	71
Goodwill attributable to Svedala acquisition	**831**

Svedala was transferred into Metso's ownership on September 14, 2001. The opening balance sheet includes EUR 62 million in restructuring expenses (EUR 81 million net of tax benefit of EUR 19 million). Expenses arising from the harmonization of Metso and Svedala accounting principles have been booked into Svedala's balance sheet.

The goodwill is amortized over 20 years, starting from October 2001.

The fair market value calculations of Svedala balance sheet items at acquisition, required by the purchase method applied in the consolidation, are being processed. When completed, such calculations will affect the amount of goodwill.

Assets pledged and contingent liabilities

(Millions)	Dec 31, 2001 EUR	Dec 31, 2000 EUR
Mortgages on corporate debt	2	2
Other pledges and contingencies		
Mortgages	2	2
Pledged assets	1	0
Guarantees on behalf of associated company obligations	1	1
Other guarantees	4	8
Repurchase and other commitments	30	6
Leasing commitments	193	121

Notional amounts, carrying amounts and fair values of derivative financial instruments

(Millions)	Notional amount Dec 31,2001 EUR	Notional amount Dec 31,2000 EUR	Carrying amount Dec 31,2001 EUR	Carrying amount Dec 31,2000 EUR	Fair value Dec 31,2001 EUR	Fair value Dec 31,2000 EUR
Forward exchange rate contracts	1,421	1,119	(29)	15	(29)	3
Interest rate and currency swaps	37	57	(7)	(8)	(8)	(8)
Currency swaps	121	128	(1)	(6)	(3)	(6)
Interest rate swaps	22	42	0	0	0	0
Option agreements						
Bought	112	-	1	-	1	-
Sold	116	-	(1)	-	(1)	-

Carrying amounts noted in the table above are included in the balance sheet. The notional amounts indicate the volumes in the use of derivatives, but do not indicate the exposure to risk. The fair value reflects the estimated amounts that Metso would receive or pay to terminate the contracts at the reporting date, thereby taking into account the current unrealized gains or losses of open contracts.

Key ratios

	Dec 31, 2001	Dec 31, 2000
Earnings/share, EUR	1.09	0.90
Earnings/share excl. nonrecurring items and amortization of goodwill, EUR	1.26	0.91
Equity/share, EUR	10.78	10.51
Return on equity (ROE), %	10.4	9.5
Return on capital employed (ROCE), %	12.3	12.2
Equity to assets ratio, %	31.1	45.4
Gearing, %	64.8	(3.7)
Average number of shares (thousands)	136,135	135,364

Exchange rates used

	1-12/2001	1-12/2000	Dec 31, 2001	Dec 31, 2000
USD (US dollar)	0.8957	0.9240	0.8813	0.9305
SEK (Swedish krona)	9.2557	8.4459	9.3012	8.8313
GBP (Pound sterling)	0.6219	0.6094	0.6085	0.6241
CAD (Canadian dollar)	1.3867	1.3712	1.4077	1.3965

Formulas for calculation of key ratios

Earnings/share:

$$\frac{\text{Profit before extraordinary items and income taxes - taxes +/- minority interests}}{\text{Average number of shares during period}}$$

Equity/share:

$$\frac{\text{Shareholders' equity}}{\text{Number of shares at end of period}}$$

Return on capital employed (ROCE), %:

$$\frac{\text{Profit before extraordinary items and income taxes + interest and other financial expenses}}{\text{Balance sheet total - non-interest bearing liabilities}} \times 100$$

Return on equity (ROE), %:

$$\frac{\text{Profit before extraordinary items and income taxes - taxes}}{\text{Shareholders' equity + minority interests (average for period)}} \times 100$$

Equity to assets ratio, %:

$$\frac{\text{Shareholders' equity + minority interests}}{\text{Balance sheet total - advances received}} \times 100$$

Gearing, %:

$$\frac{\text{Net interest-bearing liabilities}}{\text{Shareholders' equity + minority interests}} \times 100$$

Business area information

Net sales by business area

(Millions)	10-12/2001 EUR	10-12/2000 EUR	1-12/2001 EUR	1-12/2000 EUR	Change %
Pulping Technology	196	130	519	440	18
Paper Technology	447	513	1,801	1,580	14
Others	58	119	320	349	(8)
Intra-business area net sales	(17)	(23)	(119)	(83)	
Metso Paper	684	739	2,521	2,286	10
Metso Minerals	507	154	913	561	63
Metso Automation	194	198	693	644	8
Metso Engineering	55	58	211	194	9
Manufacture of Specialty Cars	33	35	136	119	14
Metso Ventures	88	93	347	313	11
Intra Metso net sales	(36)	(28)	(131)	(92)	
Continuing operations	1,437	1,156	4,343	3,712	17
Forest Machines*	-	-	-	179	(100)
Metso total	1,437	1,156	4,343	3,891	12

Operating profit (loss) before nonrecurring items and amortization of goodwill

(Millions)	10-12/2001 EUR	10-12/2000 EUR	1-12/2001 EUR	1-12/2000 EUR	Change %
Pulping Technology	19.0	7.3	37.3	37.4	-
Paper Technology	32.1	28.3	153.4	75.7	103
Others	0.7	4.0	(1.8)	(3.3)	45
Metso Paper	51.8	39.6	188.9	109.8	72
Metso Minerals	15.8	7.1	44.6	30.2	48
Metso Automation	7.8	16.6	28.7	45.5	(37)
Metso Engineering	1.4	2.4	8.5	11.1	(23)
Manufacture of Specialty Cars	6.8	6.1	27.4	15.6	76
Metso Ventures	8.2	8.5	35.9	26.7	34
Corporate Headquarters and other	(12.4)	(7.4)	(27.6)	(29.0)	5
Continuing operations	71.2	64.4	270.5	183.2	48
Forest Machines*	-	-	-	14.4	(100)
Metso total	71.2	64.4	270.5	197.6	37

*) Forest Machines (Timberjack) was part of Metso until April 28, 2000 and it is included in the consolidated figures of Metso Corporation 1-4/2000.

Nonrecurring operating items by business area

(Millions)	10-12/2001 EUR	10-12/2000 EUR	1-12/2001 EUR	1-12/2000 EUR
Pulping Technology	(2.0)	4.6	(2.0)	4.6
Paper Technology	(3.9)	6.4	(12.9)	6.4
Others	0.0	(5.0)	0.0	(5.0)
Metso Paper	(5.9)	6.0	(14.9)	6.0
Metso Minerals	(12.5)	0.2	(16.0)	0.2
Metso Automation	(8.5)	1.0	(8.5)	1.0
Metso Engineering	-	-	-	-
Manufacture of Specialty Cars	-	-	-	-
Metso Ventures	-	-	-	-
Corporate Headquarters and other	46.9	6.0	43.1	10.4
Metso total	20.0	13.2	3.7	17.6

Amortization of goodwill by business area

(Millions)	10-12/2001 EUR	10-12/2000 EUR	1-12/2001 EUR	1-12/2000 EUR
Pulping Technology	(0.6)	(0.5)	(2.0)	(2.3)
Paper Technology	(1.6)	(1.7)	(6.2)	(4.6)
Others	(0.7)	(0.7)	(2.4)	(2.5)
Metso Paper	(2.9)	(2.9)	(10.6)	(9.4)
Metso Minerals	(11.4)	(0.7)	(13.9)	(2.7)
Metso Automation	(1.0)	(0.4)	(2.9)	(1.5)
Metso Engineering	(0.1)	-	(0.5)	(0.4)
Manufacture of Specialty Cars	-	-	-	-
Metso Ventures	(0.1)	-	(0.5)	(0.4)
Corporate Headquarters and other	-	-	-	-
Continuing operations	(15.4)	(4.0)	(27.9)	(14.0)
Forest Machines*	-	-	-	(1.1)
Metso total	(15.4)	(4.0)	(27.9)	(15.1)

Operating profit (loss) by business area

(Millions)	10-12/2001 EUR	10-12/2000 EUR	1-12/2001 EUR	1-12/2000 EUR	Change %
Pulping Technology	16.4	11.4	33.3	39.7	(16)
Paper Technology	26.6	33.0	134.3	77.5	73
Others	0.0	(1.7)	(4.2)	(10.8)	61
Metso Paper	43.0	42.7	163.4	106.4	54
Metso Minerals	(8.1)	6.6	14.7	27.7	(47)
Metso Automation	(1.7)	17.2	17.3	45.0	(62)
Metso Engineering	1.3	2.4	8.0	10.7	(25)
Manufacture of Specialty Cars	6.8	6.1	27.4	15.6	76
Metso Ventures	8.1	8.5	35.4	26.3	35
Corporate Headquarters and other	34.5	(1.4)	15.5	(18.6)	183
Continuing operations	75.8	73.6	246.3	186.8	32
Forest Machines*	-	-	-	13.3	(100)
Metso total	75.8	73.6	246.3	200.1	23

*) Forest Machines (Timberjack) was part of Metso until April 28, 2000 and it is included in the consolidated figures of Metso Corporation 1-4/2000.

Orders received by business area

(Millions)	10-12/2001 EUR	10-12/2000 EUR	1-12/2001 EUR	1-12/2000 EUR	Change %
Pulping Technology	88	152	427	471	(9)
Paper Technology	382	432	1,361	1,866	(27)
Others	42	142	241	387	(38)
Intra-business area orders received	(5)	(30)	(59)	(76)	
Metso Paper	507	696	1,970	2,648	(26)
Metso Minerals	435	154	873	560	56
Metso Automation	171	180	676	651	4
Metso Engineering	50	54	234	218	7
Manufacture of Specialty Cars	34	35	137	119	15
Metso Ventures	84	89	371	337	10
Intra Metso orders received	(28)	(31)	(112)	(115)	
Continuing operations	1,169	1,088	3,778	4,081	(7)
Forest Machines*	-	-	-	187	(100)
Metso total	1,169	1,088	3,778	4,268	(11)

Personnel by business area

	Dec 31, 2001	Dec 31, 2000	Change %
Pulping Technology	2,001	1,956	2
Paper Technology	7,457	7,558	(1)
Others	1,327	1,400	(5)
Metso Paper	10,785	10,914	(1)
Metso Minerals	11,725	3,298	256
Metso Automation	4,532	4,551	0
Metso Engineering	1,530	1,487	3
Manufacture of Specialty Cars	1,553	1,658	(6)
Metso Ventures	3,083	3,145	(2)
Corporate Headquarters and other	117	116	1
Metso total	30,242	22,024	37

*) Forest Machines (Timberjack) was part of Metso until April 28, 2000 and it is included in the consolidated figures of Metso Corporation 1-4/2000.

Quarterly information

Net sales by business area

(Millions)	10-12/2000 EUR	1-3/2001 EUR	4-6/2001 EUR	7-9/2001 EUR	10-12/2001 EUR
Pulping Technology	130	104	111	108	196
Paper Technology	513	491	470	393	447
Others	119	91	89	82	58
Intra-business area net sales	(23)	(33)	(43)	(26)	(17)
Metso Paper	739	653	627	557	684
Metso Minerals	154	123	150	133	507
Metso Automation	198	153	169	177	194
Metso Engineering	58	55	55	46	55
Manufacture of Specialty Cars	35	42	37	24	33
Metso Ventures	93	97	92	70	88
Intra Metso net sales	(28)	(24)	(21)	(50)	(36)
Metso total	1,156	1,002	1,017	887	1,437

Operating profit (loss) before nonrecurring items and amortization of goodwill

(Millions)	10-12/2000 EUR	1-3/2001 EUR	4-6/2001 EUR	7-9/2001 EUR	10-12/2001 EUR
Pulping Technology	7.3	7.4	3.8	7.1	19.0
Paper Technology	28.3	47.2	39.1	35.0	32.1
Others	4.0	1.0	(1.1)	(2.4)	0.7
Metso Paper	39.6	55.6	41.8	39.7	51.8
Metso Minerals	7.1	7.2	12.6	9.0	15.8
Metso Automation	16.6	5.4	5.5	10.0	7.8
Metso Engineering	2.4	3.3	3.4	0.4	1.4
Manufacture of Specialty Cars	6.1	11.1	7.2	2.3	6.8
Metso Ventures	8.5	14.4	10.6	2.7	8.2
Corporate Headquarters and other	(7.4)	(7.5)	(3.7)	(4.0)	(12.4)
Metso total	64.4	75.1	66.8	57.4	71.2

Nonrecurring operating items by business area

(Millions)	10-12/2000 EUR	1-3/2001 EUR	4-6/2001 EUR	7-9/2001 EUR	10-12/2001 EUR
Pulping Technology	4.6	-	-	-	(2.0)
Paper Technology	6.4	(9.0)	-	-	(3.9)
Others	(5.0)	-	-	-	-
Metso Paper	6.0	(9.0)	-	-	(5.9)
Metso Minerals	0.2	-	-	(3.5)	(12.5)
Metso Automation	1.0	-	-	-	(8.5)
Metso Engineering	-	-	-	-	-
Manufacture of Specialty Cars	-	-	-	-	-
Metso Ventures	-	-	-	-	-
Corporate Headquarters and other	6.0	-	(3.8)	-	46.9
Metso total	13.2	(9.0)	(3.8)	(3.5)	20.0

Amortization of goodwill by business area

(Millions)	10-12/2000 EUR	1-3/2001 EUR	4-6/2001 EUR	7-9/2001 EUR	10-12/2001 EUR
Pulping Technology	(0.5)	(0.5)	(0.5)	(0.4)	(0.6)
Paper Technology	(1.7)	(1.5)	(1.5)	(1.6)	(1.6)
Others	(0.7)	(0.6)	(0.5)	(0.6)	(0.7)
Metso Paper	(2.9)	(2.6)	(2.5)	(2.6)	(2.9)
Metso Minerals	(0.7)	(0.8)	(0.9)	(0.8)	(11.4)
Metso Automation	(0.4)	(0.6)	(0.7)	(0.6)	(1.0)
Metso Engineering	0.0	(0.1)	(0.1)	(0.2)	(0.1)
Manufacture of Specialty Cars	-	-	-	-	-
Metso Ventures	0.0	(0.1)	(0.1)	(0.2)	(0.1)
Corporate Headquarters and other	-	-	-	-	-
Metso total	(4.0)	(4.1)	(4.2)	(4.2)	(15.4)

Operating profit (loss) by business area

(Millions)	10-12/2000 EUR	1-3/2001 EUR	4-6/2001 EUR	7-9/2001 EUR	10-12/2001 EUR
Pulping Technology	11.4	6.9	3.3	6.7	16.4
Paper Technology	33.0	36.7	37.6	33.4	26.6
Others	(1.7)	0.4	(1.6)	(3.0)	-
Metso Paper	42.7	44.0	39.3	37.1	43.0
Metso Minerals	6.6	6.4	11.7	4.7	(8.1)
Metso Automation	17.2	4.8	4.8	9.4	(1.7)
Metso Engineering	2.4	3.2	3.3	0.2	1.3
Manufacture of Specialty Cars	6.1	11.1	7.2	2.3	6.8
Metso Ventures	8.5	14.3	10.5	2.5	8.1
Corporate Headquarters and other	(1.4)	(7.5)	(7.5)	(4.0)	34.5
Metso total	73.6	62.0	58.8	49.7	75.8

Orders received by business area

(Millions)	10-12/2000 EUR	1-3/2001 EUR	4-6/2001 EUR	7-9/2001 EUR	10-12/2001 EUR
Pulping Technology	152	216	69	54	88
Paper Technology	432	460	261	258	382
Others	142	81	69	49	42
Intra-business area orders received	(30)	(41)	(8)	(5)	(5)
Metso Paper	696	716	391	356	507
Metso Minerals	154	149	152	137	435
Metso Automation	180	189	165	151	171
Metso Engineering	54	71	66	47	50
Manufacture of Specialty Cars	35	42	37	24	34
Metso Ventures	89	113	103	71	84
Intra Metso orders received	(31)	(37)	(26)	(21)	(28)
Metso total	1,088	1,130	785	694	1,169

Order backlog by business area

(Millions)	Dec 31,2000 EUR	March 31,2001 EUR	June 30, 2001 EUR	Sep 30, 2001 EUR	Dec 31, 2001 EUR
Pulping Technology	315	424	364	304	202
Paper Technology	1,217	1,189	995	839	783
Others	172	165	146	112	86
Intra-business area order backlog	(101)	(109)	(74)	(51)	(28)
Metso Paper	1,603	1,669	1,431	1,204	1,043
Metso Minerals	100	127	130	535	499
Metso Automation	197	238	238	203	182
Metso Engineering	75	90	101	103	98
Intra Metso order backlog	(68)	(82)	(87)	(60)	(50)
Metso total	1,907	2,042	1,813	1,985	1,772

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 7, 2002

METSO CORPORATION

By: /s/ Pekka Hölttä
Pekka Hölttä
Senior Vice President and
Corporate Treasurer

By: /s/ Harri Luoto
Harri Luoto
Senior Vice President and
General Counsel